Exhibit 8

Principal subsidiaries

The principal subsidiaries of ING Groep N.V. and their statutory place of incorporation or primary place of business are as follows:

Companies

		Proportion of ownership and interest held by the Group
		2015	2014
Subsidiary	Country
ING Bank N.V.	The Netherlands	100%	100%
Bank Mendes Gans N.V.	The Netherlands	100%	100%
ING Lease (Nederland) B.V.	The Netherlands	100%	100%
ING Corporate Investments B.V.	The Netherlands	100%	100%
ING Real Estate B.V.	The Netherlands	100%	100%
ING België N.V.	Belgium	100%	100%
ING Luxembourg S.A.	Luxembourg	100%	100%
ING-DiBa A.G.	Germany	100%	100%
ING Bank Slaski S.A.	Poland	75%	75%
ING Financial Holdings Corporation	United States of America	100%	100%
ING Bank A.S.	Turkey	100%	100%
ING Bank (Australia) Ltd	Australia	100%	100%
ING Bank (Eurasia) Joint stock company	Russia	100%	100%